                                                                  EXHIBIT (g)(2)


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------
RICHARD F. SEQUEIRA, KENNETH J. ANDERSON,
JAMES E. RYAN and WILLIAM GOODWIN,

            Plaintiffs,
         v.                                 Civil Action No. 17207

ROBERT B. KELLY, ELI M. NOAM, HOWARD
FRANK, MICHAEL WILKINSON, ROGER WIGGS,
ROBERT J. SHIVER, STEVEN L. WASSERMAN,
JOHN WAREHAM, INTEK GLOBAL CORPORATION,
IGC ACQUISITION CORP. and SECURICOR PLC,

              Defendants.
------------------------------------------


                         AMENDED CLASS ACTION COMPLAINT

         Plaintiffs allege upon personal knowledge with respect to themselves, and upon information and belief as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

         1. This is a class action on behalf of the public stockholders of Intek Global Corporation ("Intek" or the "Company") seeking injunctive and other appropriate relief in connection with the attempt by the controlling shareholder of Intek -- Securicor PLC ("Securicor") -- to purchase the publicly-held shares of Intek common stock at a grossly inadequate price through unfair dealing and withholding material information. In light of Securicor's collaboration with Intek in its business ventures, Securicor is well aware that Intek is poised for explosive growth in the near future. Moreover, Securicor and its designees on the Intek Board have colluded in artificially depressing Intek's stock price so that Intek's publicly-held shares can be purchased well-below their fair value.

         2. The consideration that Securicor intends to offer to members of the Class (as defined below) in the proposed acquisition is unfair and grossly inadequate because, among other things, the intrinsic value of Intek's common stock is materially in excess of the current historical trading prices of the Company's stock, giving due consideration to the Company's promising growth and anticipated operating results, net asset value, intellectual property and profitability.

                                   THE PARTIES

         3. Plaintiffs are and at all relevant times have been the owners of shares of Intek common stock.

         4. Intek is a Delaware corporation with its principal executive offices located at 99 Park Avenue, 18th Floor, New York, New York 10016. Intek (i) operates advanced wireless voice and data communications systems, (ii) develops, manufactures, distributes and licenses wireless communications technology and products and (iii) markets business radio systems and services in the United States through its "RoameR One" subsidiary.

         5. (a) Defendant Securicor's principal executive offices are located at Sutton Park House, 15 Carshalton Road, Sutton, Surrey, SM1 4LD, United Kingdom.

                  (b) Securicor and its affiliates hold approximately 25 million shares, or 61.3% of the outstanding common stock, of Intek. As a consequence, Securicor and its representatives on the Intek Board effectively control and dominate Intek's affairs. Securicor, therefore, is the controlling shareholder of Intek and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Intek.

                  (c) Moreover, Securicor has the right to convert, at any time, $12.5 million of debt owed to it by Intek for Intek common shares, at a conversion price equal to the average closing price of Intek common stock for the 20 trading days prior to December 16, 1998.

         6. Defendant IGC Acquisition Corp. ("IGC") is a Delaware corporation wholly owned by Securicor and formed to effect the tender offer described below.

         7. (a) At all relevant times, defendants Robert B. Kelly, Eli M. Noam, Howard Frank, Michael Wilkinson ("Wilkinson"), Roger Wiggs ("Wiggs"), Robert J. Shiver ("Shiver"), John Wareham and Steven L. Wasserman served as directors of Intek (collectively, the "Individual Defendants").

                  (b) In addition, at all relevant times, defendant Shiver served as the Company's Chief Executive Officer and Chairman of Intek's Board of Directors.

                  (c) Defendant Wilkinson and Wiggs are also senior officers and/or Board members of Securicor and are Securicor's appointees to the Intek Board of Directors.

         8. By virtue of their positions as directors and/or officers of Intek and/or their exercise of control and dominant ownership over the business and corporate affairs of Intek, each Individual Defendant and Securicor owed and owes Intek's public stockholders fiduciary obligations and were and are required to: use their ability to control and manage Intek in a fair, just and equitable manner; act in furtherance of the best interests of Intek's public stockholders; govern Intek in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not favor their own interests at the expense of Intek's public stockholders.

         9. As discussed in detail below, Securicor, in concert with the Individual Defendants, has breached and is breaching its fiduciary duties to Intek's public stockholders by engaging in a wrongful, self-dealing acquisition of the publicly-held minority shares of Intek for unfair and inadequate consideration and without full disclosure.

                            CLASS ACTION ALLEGATIONS

         10. Plaintiffs bring this action pursuant to Rule 23 of the Rules of this Court, on behalf of themselves and all other shareholders of the Company (except defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them) and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

         11. This action is properly maintainable as a class action for the following reasons:

                  a. The Class is so numerous that joinder of all members is impracticable. There are in excess of 42 million shares of Intek common stock which are outstanding, held by hundreds, if not thousands, of beneficial owners who are members of the Class.

                  b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

                  c. There are questions of law and fact that are common to the Class including, inter alia, the following:

                           i) Whether defendants have engaged in and are
continuing to engage in conduct which unfairly benefits Securicor at the expense of the members of the Class;

                           ii) Whether the Individual Defendants, as officers
and/or directors of the Company, and Securicor, the controlling stockholder of Intek are violating their fiduciary duties to plaintiffs and the other members of the Class; and

                           iii) Whether Securicor is seeking to consummate a
tender offer transaction without making full disclosure; and

                           iv) Whether plaintiffs and the other members of the
Class would be irreparably damaged were defendants not enjoined from the wrongs complained of herein.

                  d. The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions.

                  e. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class.

                  f. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

                  g. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

A.       THE COMPANY IS POISED FOR EXPLOSIVE GROWTH

1.       INTEK'S PROPRIETARY LM TECHNOLOGY

         12. Intek is an international developer and provider of advanced spectrum-efficient wireless technology, products and services. The explosive growth of the global wireless communications industry is testing the limits of the wireless spectrum, a finite resource. As an effective solution to the increasingly urgent worldwide problem of spectrum congestion, the Company has developed Linear Modulation Technology ("LM Technology") -- a proprietary technology which delivers up to a six-fold increase in a systems' wireless capacity. LM Technology is expected to emerge as the principal driver of Intek's future success.

2.       INTEK ENTERS INTO A STRATEGIC ALLIANCE WITH THE NRTC

         13. On or about September 21, 1998, Intek entered into an exclusive strategic alliance and distribution agreement with the 220 MHz Unit of the National Rural Telecommunications Cooperative ("NRTC"), a national telecommunications company serving the advanced telecommunications needs of 900 rural utilities and affiliated organizations. A key aspect of the alliance is NRTC's commitment to Intek's LM Technology-based products. NRTC has targeted $50 million in LM Technology products to be purchased over the next five years.

         14. Commenting on the Intek-NRTC alliance, defendant Shiver stated that:

                  We're especially fortunate to be associated with as large and prestigious a telecommunications company as NRTC . . . [t]his agreement will have unique benefits for both participants. It's another major step in the commercialization of Intek Global's spectrum-efficient technology which, we believe, will give a huge boost to our expanding national Business Radio airtime network under the RoameR One brand.

3.       THE FEDERAL GOVERNMENT AWARDS
         INTEK 181 PHASE II LICENSES

         15. On or about November 9, 1998, the Federal Communications Commission ("FCC") awarded Intek (a) two 10-channel nationwide licenses, (b) seven 15-channel regional licenses and (c) 172 10-channel "Economic Area," or local, Business Radio airwave licenses, in connection with the FCC Phase II auction of new 220 MHz spectrum licenses.

         16. Intek stated that the Phase II licenses will enable it to achieve significant efficiencies by (a) better tailoring construction efforts to match market requirements, (b) consolidating its Phase I holdings with Phase II areas of ownership, thus allowing the elimination of substantial costs, (c) employing channel re-use techniques to improve coverage and capacity, (d) providing cost-effective "roaming" over wide areas and (e) reselling capacity.

         17. Commenting on Intek's success at the FCC auction, defendant Shiver stated that:

                  THIS AWARD IS AN ABSOLUTE GRAND SLAM FOR US. It results in a very powerful combination for our business -- a dramatic increase in geographically well-positioned spectrum acquired at a substantially lower cost than previously auctioned spectrum, coupled with the spectrum-efficiency capabilities of our proprietary LM technology. Not only will we be the low-cost provider of airtime services in the 220 MHz marketplace, but we now have the ability to provide customized Business Radio systems that can meet the unique, specialized requirements of any type of subscriber, anywhere in the nation.

                                    * * * * *

                  THE NEW SPECTRUM LICENSES WE'VE ACQUIRED ARE A WATERSHED EVENT IN INTEK GLOBAL'S FUTURE GROWTH. They've obviously created a whole new ballgame for our airtime sales force.

                                    * * * * *

                  With nationwide coverage, virtually unlimited capacity, proprietary LM-based technology, a full range of service offerings and a very competitive pricing structure, WE BELIEVE WE ARE STRONGLY POSITIONED TO BE THE NO. 1 PLAYER IN THE BOOMING BUSINESS RADIO SECTOR.

(Emphasis added.)

B.       DEFENDANTS HAVE ENDEAVORED TO
         SUPPRESS THE COMPANY'S STOCK PRICE

         18. Despite the fact that the Company is clearly on the road to success, defendants have acted to suppress the Company's stock price so that Securicor, the Company's majority, controlling shareholder can purchase Intek's publicly-held shares at a grossly inadequate price. Recently, the Company's stock traded in the range of only $1.50 - $3.00. The Individual Defendants and senior management have taken, or failed to take steps which have caused the shares to trade at depressed prices including:

                  (a) Intek management has refused to meet with financial analysts and other representatives of the financial communities and, indeed, management has refused offers from various brokers to promote the Company's stock to institutions. The aforementioned is reflected in the fact that no analysts follow the Company and that the Company's has an extremely light trading volume.

                  (b) Defendants have failed to publish in any meaningful way any substantive forecasts of revenue, earnings, cash flow projections, licensing and royalty income and other positive business developments.

                  (c) The R&D division of Intek, known as Intek Global Technologies Limited, has developed technology much improved over the current LM Technology, yet Intek has failed to effectively market or promote that technology.

                  (d) The Company has failed to announce that the Company's Nokia licensing deal has been modified with increased licensing fees to be paid to Intek.

                  (e) John Simmonds, the former Chief Executive Officer of Intek, who owned approximately 10% of the Company's stock, is in financial trouble and has dumped large portions of his stock into the open market. The current Board has done nothing to stem such selling or avert its detrimental impact on the trading of the shares.

         19. Notwithstanding the combined, negative impact of the suppression of material information and the failure to assure an orderly disposition of Simmonds' stock, the Individual Defendants and management have knowingly allowed Intek's stock price to languish at levels which fail to reflect its long-term intrinsic value. Among other things, the price level of the shares being maintained at less than $5 per share has prevented the shares from being marginable, thus further depressing market demand and the price.

C.       SECURICOR INDICATES THAT IT INTENDS TO
         PURCHASE INTEK'S PUBLICLY-HELD INTEK SHARES
         AND MAKES AN OFFER FOR THE SHARES

         20. On or about January 19, 1999, Securicor filed a Schedule 13D with the Securities and Exchange Commission announcing that it and its affiliates are currently:

                  considering various alternatives relating to their equity and debt interests in the Issuer, and have retained a financial advisor for assisting them in connection therewith. In connection with such consideration, the Corporations have requested certain due diligence information from the Issuer, and have asked the Issuer to appoint a committee of independent directors to be prepared to review and evaluate any plan or proposal that the Corporations may make.

In reality, Securicor was planning on implementing a minority squeeze-out on unfair terms geared to the Company's depressed stock price.

         21. In response to the Schedule 13-D, Intek established a special committee of two purportedly independent directors to consider Securicor's proposal. That special committee retained Bear, Stearns & Co. Inc. ("Bear Stearns") as its financial advisor. However, it appears that Bear Stearns is also representing Intek in general. In this regard, an Intek press release dated

February 3, 1999, states that Bear Stearns will also "be providing strategic advice on acquisition, financing and investment programs for Intek Global as it accelerates implementation of its new `Intek Millennium' growth plan." As a result, Bear Stearns has become accountable and beholden to Securicor because of its receipt of consulting and advisory fees. Because of Securicor's power and influence over the affairs of the Company and because of Bear Stearns' conflicting influences, the special committee is a sham.

         22. On or about June 7, 1999, Intek announced that it had received an offer from Securicor to purchase Intek's publicly-held shares for a depressed price of $2 3/4 per share. Securicor stated in its proposal that it did not intend to increase the price offered.

D.       SECURICOR LAUNCHES A TENDER OFFER
         FOR INTEK'S PUBLICLY-HELD SHARES

         23. On or about June 16, 1999, IGC filed a Schedule 14D-1 Tender Offer Statement (the "14D-1") with the Securities and Exchange Commission and made a tender offer directly to the Company's stockholders to acquire the Company's outstanding shares for $2.75 per share. On the same day, Intek filed its
Schedule 14D-9, announcing its assent to the transaction and its entry into a merger agreement with Securicor and IGC. Shares not tendered will be converted in a second-step merger into the right to receive $2.75 per share.

E.       THE 14-D-1 AND 14D-9 OMIT MATERIAL INFORMATION
         NECESSARY FOR INTEK'S PUBLIC SHAREHOLDERS TO MAKE
         AN INFORMED DECISION WHETHER TO TENDER THEIR SHARES

         24. In an attempt to cause Intek's public shareholders to tender their shares, defendants failed to disclose in the 14D-1 and 14D-9 the following material information:

                  a. the Company's agreement with Nokia, which previously covered only Nokia's European business, has recently been expanded to the United States, and will consequently generate increased revenue and profit for Intek;

                  b. the Company's agreement to sell LM Technology to ADI, a Korean radio manufacturer, has been substantially enhanced in the Company's favor because ADI has incorporated LM Technology into three new products which it is about to offer for sale, and consequently, Intek can expect greater revenues and profits from this relationship;

                  c. the Company has entered into a deal with Grumman to provide LM Technology for radar defense systems, a deal which defendant Shiver has privately characterized as "enormous" for the Company, in terms of potential profits, and which was to be publicly announced by March 10, 1999, but there has been no such announcement;

                  d. that according to defendant Shiver the Company could be cash flow positive in two months if he wanted to run it that way and, in any event, Intek would turn cash flow positive no later than December 1999;

                  e. In December 1998, defendant Shiver privately stated that "the only concern" that he had "about the Intek business plan that kept [him] up at night, was the possibility of not being able to purchase sufficient Phase II 220 MHz licenses at the FCC auction at attractive prices." Thereafter, Shiver stated that the amount of 220 licenses and the "incredibly inexpensive prices that we acquired them at" was a high success for Intek. At no time did defendant Shiver mention disparagingly -- as do the tender offer solicitation materials --that Intek "needed significant additional financing to pay the license fees for the new licenses;"

                  f. in May 1999, Intek's portable radios were being "beta" tested by the NRTC and the Boston Transit Authority and, according to Shiver, their "performance is exceeding our best expectations;"

                  g. Shiver has privately stated that "if you want to see where Intek is going, look at Nextel" and that "Intek's cost per site is about 5 times less than Nextel's and its data transmission is about 5 times as fast;"

                  h. as recently as May 5, 1999, defendant Shiver privately stated that Intek's "operating costs are declining and subscriber loading is increasing;"

                  i. that the total market for the 220 MHz industry is expected to be $600 million in annual revenues over the next 10-15 years, and the mobile unit market is expected to be $2.1 billion in annual revenues, and, according to industry observers, Intek should account for 50% of this market;

                  j. Intek's quarterly and annual reports had continuously disclosed subscriber numbers which were increasing -- until not being disclosed last quarter; similarly there are no subscriber numbers in the Tender Offer solicitation materials from which the trends in the business could be discussed;

                  k. that Intek expects $84 million in near term revenues from its relationship with NRTC, which currently has sold 220 MHz spectrum rights in 11 states, and $840 million in revenues once rights to all states are sold;

                  l. in the Tender Offer materials, Bear Stearns, the Independent Committee's financial advisor, claims that there are no comparable companies to Intek so that a comparable companies' analysis was not feasible thus not providing shareholders a customary method of evaluating the Company and the proposed transaction. Contrary to Bear Stearns' contentions, the Provester Plus Company Report of Intek -- dated July 1, 1998 -- contains a list of 35 companies in the communications services industry which are most similar to Intek's market capitalization and trailing twelve month revenues. Moreover, in connection with Bear Stearns' discounted cash flow analysis, Bear Stearns calculated Intek's weighted average cost of capital by using several PCs and wireless communications companies (i.e., Aerial Communications, Clearnet Communications, Nextel Communications, Omnipoint Corp., Powertel Inc., United Stated Cellular Corp., and Western Wireless Corp.). There is no explanation as to why these companies could not be used by Bear Stearns in a comparable companies' analysis;

                  m. defendants have not released any details regarding an offer for the Company that WorldTeam conveyed on or about June 8, 1999, other than a statement in the tender offer materials that Intek had received an expression of interest from WorldTeam -- an entity which has in excess of 30 years senior management experience from AT&T, Nextel and McCaw Cellular. The WorldTeam communication reportedly stated that WorldTeam was interested "in beginning due diligence towards possibly making a more competitive offer;" and the range of values contemplated by WorldTeam or the structure of the transaction are not described.

         25. The foregoing information is highly material to Intek's public shareholders' decision as to whether to tender their shares in response to Securicor's offer or whether to hold their shares and demand appraisal when the second step merger is accomplished.

F.       DEFENDANTS' WRONGFUL CONDUCT

         26. Any transaction to acquire the Company at the price being offered (i.e, based on the Company's current and historical stock prices) does not represent the true value of the Company and is unfair and grossly inadequate and constitutes unfair dealing. Among other things:

                  (a) according to Intek management, Intek is in a much better position than Nextel was when Nextel was at the same stage of development;

                  (b) Intek will be a dominant player in the burgeoning LM Technology field;

                  (c) the Company has an improved number of subscribers and expects greatly increased subscriber growth in the future;

                  (d) spectrum efficient technology has enormous application to different products and services;

                  (e) Intek management has refused to (i) promote the Company's stock to brokers, analysts and institutions, (ii) publish substantive forecasts and other positive business developments in a meaningful manner, (iii) promote certain of its technology which is much improved over the current LM Technology,
(iv) announce certain positive business developments, and (v) stem the wholesale selling of the Company's stock by John Simmonds, the former CEO of the Company. Securicor is in a position to and does control the actions of the Company by which it has allowed the Company's stock to trade at depressed levels; and

                  (f) as described above, Intek has recently had favorable developments in its business which will generate enhanced revenues and profits.

         27. Securicor, by reason of its 61% ownership of Intek's outstanding shares, is in a position to ensure effectuation of an acquisition of Intek's public shares without regard to its fairness or adequacy from the standpoint of Intek's public shareholders.

         28. Because Securicor is in possession of proprietary corporation information concerning Intek's future financial prospects, the degree of knowledge and economic power between Securicor and the class members if unequal, making it grossly and inherently unfair for Securicor to obtain the remaining Intek shares at the unfair and inadequate price being offered.

         29. By offering a grossly inadequate price for Intek's shares and using its control of Intek to force the consummation of such a transaction, Securicor will be violating its fiduciary duties as a majority shareholder and its designees on the Intek Board will similarly be in breach of their duties.

         30. Any buy-out of Intek public shareholders by Securicor on the terms being offered will deny class members their right to share proportionately and equitably in the true value of

Intek's valuable and profitable business and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

         31. Because Securicor controls Intek, no auction or market check can feasibly be effected to establish Intek's worth through arm's-length bargaining. Thus, Securicor has the power and is exercising its power to acquire Intek's minority shares and dictate terms which are in Securicor's best interest, without competing bids, or the information as to value which a market check would provide and regardless of the wishes or best interests of the class members or the intrinsic value of Intek's stock.

         32. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Intek and are engaging in improper, unfair dealing and wrongful and coercive conduct.

         33. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and Securicor will consummate the buy-out on unfair and inadequate terms which will exclude the Class from its fair and proportionate share of Intek's valuable assets and businesses, to the irreparable harm of the Class.

         34. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment against defendants as follows:

                  A. Declaring that this action is properly maintainable as a class action, and certifying plaintiffs as class representatives;

                  B. Enjoining the tender offer or, if the tender offer and merger are consummated, rescinding them;

                  C. Requiring full and fair disclosure in connection with the tender offer;

                  D. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages against defendants, jointly and severally;

                  E. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

                  F. Granting such other, and further relief as this Court may deem to be just and proper.

                                    * * * * *

                                       ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                                    By:
                                       -----------------------------------------
                                         Suite 1401, Mellon Bank Center
                                         P.O. Box 1070
                                         Wilmington, DE 19899-1070
                                         (302) 656-4433
                                         Attorneys for Plaintiffs


OF COUNSEL:

Steven G. Schulman
U. Seth Ottensoser
MILBERG WEISS BERSHAD
   HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY  10119
(212) 594-5300

June 21, 1999